CEMTREX INC

135 Fell Court

Hauppauge, NY 11788

Via EDGAR

January 24, 2025

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Bradley Ecker

CEMTREX INC

Schedule 14C Information Statement

Filed on January 13, 2025

File No. 001-37464

Dear Mr. Ecker:

I write on behalf of Cemtrex, Inc. (the “Company”) in response to Staff’s letter of January 23, 2025, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Schedule 14C Information Statement, filed January 13, 2025 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Schedule 14C Information Statement filed January 13, 2025

General

1.	We note a number of reverse stock splits in the past several months. Please revise the disclosure in the information statement to provide a materially complete explanation of the changes to, and the amount of, common stock outstanding and common stock underlying your warrants following the reverse stock splits.

In response to this comment, the Company revised its disclosures to provide an explanation of the changes to its common stock outstanding and warrants outstanding as a result of the Company reverse stock split transactions.

Sincerely

/s/ Saagar Govil
Saagar Govil
Chief Executive Officer